UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LiveXLive Media, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

53839L208

(CUSIP Number)

Robert S. Ellin

269 South Beverly Drive, Suite #1450

Beverly Hills, CA 90212

(310) 601-2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 21, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53839L208

1.	NAMES OF REPORTING PERSONS

Robert S. Ellin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7.	SOLE VOTING POWER

Number Of Shares		0
Beneficially
Owned by	8.	SHARED VOTING POWER
Each Reporting
Person With:		17,700,005 (1)(2)

	9.	SOLE DISPOSITIVE POWER

		0

	10.	SHARED DISPOSITIVE POWER

		17,700,005 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,700,005 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.5% (1)(2)(3)(4)

14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1)	Includes 1,726,474 shares (the “Conversion Shares”) of the Issuer’s common stock issuable upon conversion of the Issuer’s convertible notes held by Trinad Capital Master Fund, Ltd. (“Trinad Capital”), which Trinad Capital has the right to convert at the conversion price of $3.00 per share as a result of the consummation of the Issuer’s public offering (the “Public Offering”) on December 27, 2017.
(2)	Excludes (i) 666,667 stock options (the “Service Options”) which vest in one-twelfth increments every three months from September 7, 2017 (the “Grant Date”) over a period of three years, unless vested sooner in accordance with the Reporting Person’s employment agreement with the Issuer (the “EA”), with each portion of the Service Options becoming exercisable one year after the date such portion shall vest, unless such portion becomes exercisable sooner in accordance with the EA; and (ii) 500,000 stock options (the “Performance Options”) which 100% vest if prior to the third anniversary of the Grant Date the shares of the Issuer's common stock shall have traded at a price of $30.00 per share or more for a period of 90 consecutive trading days during which an average of at least 166,667 shares traded per day, unless vested sooner in accordance with the EA. The Performance Options shall become exercisable one year after the vesting date, unless become exercisable sooner in accordance with the EA.
(3)	On the basis of (i) 36,619,759 shares of the Issuer’s common stock reported by the Issuer to be issued and outstanding as of December 13, 2017 in its Registration Statement on Form S-1, Amendment No. 5, filed with the Securities and Exchange Commission on December 15, 2017 (as amended, the “Registration Statement”), plus (ii) the Conversion Shares, plus (iii) 5,000,000 shares of the Issuer’s common stock sold in the Public Offering (excluding the over-allotment option), plus (iv) 8,030,909 shares of the Issuer’s common stock issued in connection with the acquisition of Slacker, Inc.
(4)	See Item 6 of this Schedule 13D for more information.

1

CUSIP No. 53839L208

1.	NAMES OF REPORTING PERSONS

Trinad Capital Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER

Number Of Shares		0
Beneficially
Owned by	8.	SHARED VOTING POWER
Each Reporting
Person With:		8,587,494 (1)

	9.	SOLE DISPOSITIVE POWER

		0

	10.	SHARED DISPOSITIVE POWER

		8,587,494 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,587,494 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7% (1)(2)(3)

14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1)	Includes the Conversion Shares issuable upon conversion of the Issuer’s convertible notes held by Trinad Capital, which Trinad Capital has the right to convert at the conversion price of $3.00 per share as a result of the consummation of the Public Offering.
(2)	On the basis of (i) 36,619,759 shares of the Issuer’s common stock reported by the Issuer to be issued and outstanding as of December 13, 2017 in the Registration Statement, plus (ii) the Conversion Shares, plus (iii) 5,000,000 shares of the Issuer’s common stock sold in the Public Offering (excluding the over-allotment option), plus (iv) 8,030,909 shares of the Issuer’s common stock issued in connection with the acquisition of Slacker, Inc.
(3)	See Item 6 of this Schedule 13D for more information.

2

CUSIP No. 53839L208

1.	NAMES OF REPORTING PERSONS

Trinad Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

Number Of Shares		1,085,591
Beneficially
Owned by	8.	SHARED VOTING POWER
Each Reporting
Person With:		0

	9.	SOLE DISPOSITIVE POWER

		1,085,591

	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,085,591

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2% (1)(2)

14.	TYPE OF REPORTING PERSON (see instructions)

OO

(1)	On the basis of (i) 36,619,759 shares of the Issuer’s common stock reported by the Issuer to be issued and outstanding as of December 13, 2017 in the Registration Statement, plus (ii) 5,000,000 shares of the Issuer’s common stock sold in the Public Offering (excluding the over-allotment option), plus (iii) 8,030,909 shares of the Issuer’s common stock issued in connection with the acquisition of Slacker, Inc.
(2)	See Item 6 of this Schedule 13D for more information.

3

CUSIP No. 53839L208

1.	NAMES OF REPORTING PERSONS

JJAT Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

Number Of Shares		6,814,210
Beneficially
Owned by	8.	SHARED VOTING POWER
Each Reporting
Person With:		0

	9.	SOLE DISPOSITIVE POWER

		6,814,210

	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,814,210

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7% (1)

14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1)	On the basis of (i) 36,619,759 shares of the Issuer’s common stock reported by the Issuer to be issued and outstanding as of December 13, 2017 in the Registration Statement, plus (ii) 5,000,000 shares of the Issuer’s common stock sold in the Public Offering (excluding the over-allotment option), plus (iii) 8,030,909 shares of the Issuer’s common stock issued in connection with the acquisition of Slacker, Inc.

4

CUSIP No. 53839L208

1.	NAMES OF REPORTING PERSONS

Robert Ellin Profit Sharing Plan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CA

	7.	SOLE VOTING POWER

Number Of Shares		1,213,210
Beneficially
Owned by	8.	SHARED VOTING POWER
Each Reporting
Person With:		0

	9.	SOLE DISPOSITIVE POWER

		1,213,210

	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,213,210

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4% (1)

14.	TYPE OF REPORTING PERSON (see instructions)

OO

(1)	On the basis of (i) 36,619,759 shares of the Issuer’s common stock reported by the Issuer to be issued and outstanding as of December 13, 2017 in the Registration Statement, plus (ii) 5,000,000 shares of the Issuer’s common stock sold in the Public Offering (excluding the over-allotment option), plus (iii) 8,030,909 shares of the Issuer’s common stock issued in connection with the acquisition of Slacker, Inc.

5

CUSIP No. 53839L208

Item 1. Security and Issuer.

LiveXLive Media, Inc.’s (the “Issuer”) common stock, $0.001 par value per share (the “Common Stock”). The principal executive offices of the Issuer are located at 269 South Beverly Drive, Suite #1450, Beverly Hills, CA 90212.

Item 2.	Identity and Background.

The Reporting Persons (as defined below) are filing this Schedule 13D because the Issuer filed its Registration Statement on Form 8-A on December 21, 2017, requiring the Reporting Persons to file this Schedule 13D.

Mr. Robert S. Ellin is the CEO, Chairman and a director of the Issuer. Prior to the Merger (as defined in Item 6), on September 9, 2011, Trinad Capital Master Fund Ltd. (“Trinad Capital”), entered into a Purchase Agreement (as defined in Item 6) with Alex Kuznetsov, a former shareholder and former sole director and officer of the Issuer, pursuant to which Mr. Kuznetsov sold to Trinad Capital an aggregate of 1,333,333 shares of Common Stock in consideration of an aggregate payment of $311,615. As of the date of this Schedule 13D, Trinad Capital directly beneficially owns 8,587,494 shares of Common Stock (including 1,726,474 shares of Common Stock issuable upon conversion of the Issuer’s convertible notes held by Trinad Capital, which Trinad Capital has the right to convert at the conversion price of $3.00 per share as a result of the consummation of the Issuer’s public offering (the “Public Offering”) on December 27, 2017 pursuant to the Issuer’s Registration Statement on Form S-1, Amendment No. 5, filed with the Securities and Exchange Commission on December 15, 2017 (as amended, the “Registration Statement”). The Reporting Person is the Managing Director and Portfolio Manager of Trinad Capital.

As of the date of this Schedule 13D, JJAT directly beneficially owns 6,814,210 shares of Common Stock. Mr. Ellin is the principal owner of JJAT.

On September 23, 2011, pursuant to the Management Agreement (as defined in Item 6), Trinad Capital Management, LLC (“Trinad Management”) received a warrant to purchase 375,000 shares of Common Stock with an exercise price of $0.45 per share (“Warrant”). The Warrant was exercised in whole in August 2016. As of the date of this Schedule 13D, Trinad Management directly beneficially owns 1,085,591 shares of Common Stock. Mr. Ellin is the Managing Member of Trinad Management.

As of the date of this Schedule 13D, the Robert Ellin Profit Sharing Plan (the “Profit Sharing Plan”), directly beneficially owns 1,213,210 shares of Common Stock. Mr. Ellin is the trustee of the Profit Sharing Plan.

For a more detailed description of the Merger, the Merger Agreement and the Management Agreement (each as defined below), please see Item 6 of this Schedule 13D.

(a-c,f) This Schedule 13D is being filed by (u) Mr. Ellin, the Chief Executive Officer, Chairman and a director of the Issuer, (v) Trinad Capital, at which Mr. Ellin is the Managing Director and Portfolio Manager of Trinad Capital, (x) Trinad Management, at which Mr. Ellin serves as the Managing Member, (y) JJAT, an entity owned by Mr. Ellin, and (z) the Profit Sharing Plan, of which Mr. Ellin is the Trustee (collectively referred to herein collectively as the “Reporting Persons”).

Mr. Ellin is a United States citizen, Trinad Capital is a Cayman Island exempted company, Trinad Management is a Delaware limited liability company, JJAT is a Delaware corporation and the Profit Sharing Plan was organized under the laws of the State of California. Mr. Ellin serves is the Issuer’s Chief Executive Officer, Chairman and a director. The principal business address of the Issuer and the address for each of the Reporting Persons is 269 South Beverly Drive, Suite #1450, Beverly Hills, CA 90212.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

6

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock directly beneficially owned by Trinad Capital (and indirectly beneficially owned by Mr. Ellin and Trinad Management) were purchased with working capital of Trinad Capital. The shares of Common Stock directly beneficially owned by Trinad Management (and indirectly beneficially owned by Mr. Ellin) were acquired pursuant to the Management Agreement as described in Item 6 of this Schedule 13D. The shares of Common Stock directly beneficially owned by JJAT (and indirectly beneficially owned by Mr. Ellin) were acquired as part of the Merger as described in Item 6 of this Schedule 13D. The shares of Common Stock directly beneficially owned by the Profit Sharing Plan (and indirectly beneficially owned by Mr. Ellin) were acquired from the Issuer for other consideration.

No borrowed funds were used to purchase such shares.

Item 4.	Purpose of Transaction.

All of the shares of Common Stock reported herein (collectively, the “Shares”) were acquired for investment purposes.

The Reporting Persons intend to evaluate their investment in the Shares on a continual basis. Other than as expressly set forth below, the Reporting Persons have no plans or proposals as of the date of this filing that relate to, or would result in, any of the actions enumerated in Item 4(a)-(j) of Schedule 13D. The Reporting Persons may engage in communications with one or more stockholders, officers or directors of the Issuer and others, including but not limited to, discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D, including but not limited to debt or equity capital raising transactions, acquisitions, mergers, combinations and other strategic transactions. The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Issuer or any of its subsidiaries, or one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons intend to take such actions in the future as they deemappropriate in light of the circumstances existing from time to time, which may include acquisitions of shares of Common Stock or other convertible securities of the Issuer or disposal of all or any portion of the Shares or shares of Common Stock or other securities of the Issuer otherwise acquired by the Reporting Persons, either in the open market or privately negotiated transactions, with or without prior notice.

Item 5.	Interest in Securities of the Issuer.

(a, b) As of the date hereof, (i) Mr. Ellin may be deemed to have indirect beneficial ownership interest of 8,587,494 shares of Common Stock(representing approximately 16.7% of the number of shares of Common Stock issued and outstanding) as the Managing Director and Portfolio Manager of Trinad Capital, 1,085,591 shares of Common Stock (representing approximately 2.2% of the number of shares of Common Stock issued and outstanding) as the Managing Member of Trinad Management, 6,814,210 shares of Common Stock (representing approximately 13.7% of the number of shares of Common Stock issued and outstanding) as the principal owner of JJAT, 1,213,210 shares of Common Stock (representing approximately 2,4% of the number of shares of Common Stock issued and outstanding) as the trustee of the Profit Sharing Plan, (ii) Trinad Capital has direct beneficial ownership of 8,587,494 shares of Common Stock (representing approximately 16.7% of the number of shares of Common Stock issued and outstanding) owned by it, (iii) Trinad Management has direct beneficial ownership of 1,085,591 shares of Common Stock (representing approximately 2.2% of the number of shares of Common Stock issued and outstanding) and may be deemed to have indirect beneficial ownership interest of 8,587,494 shares of Common Stock (representing approximately 16.7% of the number of shares of Common Stock issued and outstanding) directly beneficially owned by Trinad Capital as the Managing Director of Trinad Capital, (iv) JJAT has direct beneficial ownership of 6,814,210 shares of Common Stock owned by it (representing approximately 13.7% of the number of shares of Common Stock issued and outstanding), and (v) the Profit Sharing Plan has direct beneficial ownership of 1,213,210 shares of Common Stock owned by it (representing approximately 13.7% of the number of shares of Common Stock issued and outstanding). The percentages with respect to Mr. Ellin’s and Trinad Capital’s beneficial ownership are based on (i) 36,619,759 shares of the Issuer’s common stock reported by the Issuer to be issued and outstanding as of December 13, 2017 in the Registration Statement, plus (ii) 1,726,474 shares (the “Conversion Shares”) of the Issuer’s common stock issuable upon conversion of the Issuer’s convertible notes held by Trinad Capital, which Trinad Capital shall has the right to convert at the conversion price of $3.00 per share as a result of the consummation of the Public Offering, plus (iii) 5,000,000 shares of the Issuer’s common stock sold in the Public Offering (excluding the over-allotment option) (the “Public Offering Shares”), plus (iv) 8,030,909 shares of the Issuer’s common stock issued in connection with the acquisition of Slacker, Inc. (the “Slacker Acquisition Shares”).

The percentages with respect to the other Reporting Persons’ beneficial ownership are based on (i) 36,619,759 shares of the Issuer’s common stock reported by the Issuer to be issued and outstanding as of December 13, 2017 in the Registration Statement, plus (ii) the Public Offering Shares, plus (iii) the Slacker Acquisition Shares.

Mr. Ellin, as the Managing Member of Trinad Management, which is the Managing Director of Trinad Capital, has sole power to vote or direct the vote of 8,587,494 shares of Common Stock directly beneficially owned by Trinad Capital; has shared power to vote or direct the vote of 0 shares of Common Stock directly beneficially owned by Trinad Capital; has sole power to dispose or direct the disposition of 8,587,494 shares of Common Stock directly beneficially owned by Trinad Capital; and has shared power to dispose or direct the disposition of 0 shares of Common Stock directly beneficially owned by Trinad Capital.

7

Mr. Ellin, as the Managing Member of Trinad Management, has sole power to vote or direct the vote of 1,085,591 shares of Common Stock directly beneficially owned by Trinad Management; has shared power to vote or direct the vote of 0 shares of Common Stock directly beneficially owned by Trinad Management; has sole power to dispose or direct the disposition of 1,085,591 shares of Common Stock directly beneficially owned by Trinad Management; and has shared power to dispose or direct the disposition of 0 shares of Common Stock directly beneficially owned by Trinad Management.

Mr. Ellin, as the principal owner of JJAT, has sole power to vote or direct the vote of 6,814,210 shares of Common Stock directly beneficially owned by JJAT; has shared power to vote or direct the vote of 0 shares of Common Stock directly beneficially owned by JJAT; has sole power to dispose or direct the disposition of 6,814,210 shares of Common Stock directly beneficially owned by JJAT; and has shared power to dispose or direct the disposition of 0 shares of Common Stock directly beneficially owned by JJAT.

Mr. Ellin, as the trustee of the Profit Sharing Plan, has sole power to vote or direct the vote of 1,213,210 shares of Common Stock directly beneficially owned by the Profit Sharing Plan; has shared power to vote or direct the vote of 0 shares of Common Stock directly beneficially owned by the Profit Sharing Plan; has sole power to dispose or direct the disposition of 1,213,210 shares of Common Stock directly beneficially owned by the Profit Sharing Plan; and has shared power to dispose or direct the disposition of 0 shares of Common Stock directly beneficially owned by the Profit Sharing Plan.

Mr. Ellin and Trinad Management disclaim beneficial ownership of the reported securities except for (i) Mr. Ellin’s and Trinad Management’s pecuniary interest therein, (ii) the direct beneficial ownership of Trinad Management as reported herein, (iii)the indirect interest of Trinad Management by virtue of being the Managing Director of Trinad Capital, (iv) the indirect interest of Mr. Ellin by virtue of being a member of Trinad Management, (v) the indirect interest of Mr. Ellin by virtue of being a shareholder of JJAT, and (vi) the indirect interest of Mr. Ellin by virtue of being a member of Trinad Capital.

(c) See Item 6 below.

(d) Not applicable other than as set forth herein. Certain shareholders of JJAT have the contractual right to receive dividends from, or the proceeds from the sale of, shares of Common Stock owned by JJAT.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Purchase Agreement

On September 9, 2011, Trinad Capital entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Alex Kuznetsov, a former shareholder and former sole director and officer of the Issuer, pursuant to which Mr. Kuznetsov sold to Trinad Capital an aggregate of 1,333,333 shares of Common Stock in consideration of an aggregate payment of $311,615. As of the date of this Schedule 13D, Trinad Capital directly beneficially owns 8,587,494 shares of Common Stock.

The foregoing summary of the Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement that was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 15, 2011, which is incorporated herein by reference.

Merger with KoKo (Camden) Holdings (US), Inc.

On April 28, 2014, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Loton Acquisition Sub I, Inc., a Delaware corporation (“Acquisition Sub”) and KoKo (Camden) Holdings (US), Inc. (“KoKo Parent”), a Delaware corporation and wholly-owned subsidiary of JJAT Corp. (“JJAT”), a Delaware corporation wholly-owned by Mr. Ellin and his affiliates (the “Merger”). As a result of the Merger, KoKo Parent became a wholly-owned subsidiary of the Issuer, and the Issuer’s primary business became that of KoKo Parent and its subsidiaries, KoKo (Camden) Limited, a private limited company registered in England and Wales, which owns 50% of OBAR Camden Holdings Limited, a private limited company registered in England and Wales (“OCHL”), which in turn wholly-owns its operating subsidiary OBAR Camden Limited, a private limited company registered in England and Wales. On December 1, 2016, the Company sold its 50% interest in OCHL to Mr. Bengough for approximately $2.18 million. As part of the closing of the Merger, pursuant to the terms of the Merger Agreement, KoKo Parent’s former sole shareholder, JJAT, received 19,333,333 shares of Common Stock. As of the date hereof, JJAT has direct beneficial ownership of 6,814,210 shares of Common Stock.

The foregoing summary of certain terms of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement that was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 30, 2014, which is incorporated herein by reference.

8

Management Agreement

On September 23, 2011, the Issuer entered into a Management Agreement (“Management Agreement”) with Trinad Management. Pursuant to the Management Agreement, Trinad Management agreed to provide certain management services to the Issuer through September 22, 2014, including, without limitation, the sourcing, structuring and negotiation of potential business acquisitions and customer contracts for the Issuer. Under the Management Agreement, the Issuer compensated Trinad Management for its services by (i) paying a fee equal to $2,080,000, with $90,000 payable in advance of each consecutive 3-month calendar period during the term of the Management Agreement and with $1,000,000 due at the end of the 3-year term, and (ii) issuing a warrant to purchase 750,000 shares of Common Stock at an exercise price of $0.225 per share (the “Warrant”). On August 25, 2016, the Warrant was fully exercised on a cashless basis at an exercise price of $0.225 per share, resulting in the issuance 716,216 shares of Common Stock. Trinad LLC continues to provide services to the Issuer at a fee of $30,000 per month on a month-to-month basis.

The foregoing summary of certain terms of the Management Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Management Agreement that was filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 28, 2011, which is incorporated herein by reference.

Issuance of Promissory Note to JJAT

On August 19, 2016, the Issuer issued a 6% unsecured note payable to JJAT for a total principal amount of $55,000. Under the terms of the note, if the Issuer raised a minimum of $5,000,000 (excluding the amount converting pursuant to the note) of aggregate gross proceeds from an equity financing led by a reputable institutional investor in one or more closings prior to the maturity date, JJAT had the right to convert all outstanding note principal and interest into the same equity securities issued in such equity financing at 75% of the issuance price of the securities issued in such financing. On December 21, 2016, this note was repaid in full.

Issuance of Promissory Note to Trinad Capital Master Fund

On December 31, 2014, the Issuer issued a senior convertible promissory note (the “First Senior Note”) to Trinad Capital allowing for advances up to a maximum loan amount of $1,000,000. At the time the First Senior Note was issued, Trinad Capital advanced $700,000 to the Issuer. On April 21, 2016, the First Senior Note was amended to extend the maturity date to June 30, 2017, or such later date as Trinad Capital may agree to in writing. For extending the maturity date of the note, the Issuer issued to Trinad Capital 4-year warrants to purchase 381,662 shares of Common Stock, with an exercise price of $0.015 per share. These warrants were subsequently fully exercised at an exercise price of $0.015 per share, resulting in the issuance 381,662 shares of Common Stock to Trinad Capital. As of September 30, 2017, $0 was outstanding under the First Senior Note.

On April 8, 2015, the Issuer issued a second senior promissory note (the “Second Senior Note”) to Trinad Capital allowing for advances up to a maximum loan amount of $195,500. On April 26, 2016, the Second Senior Note was amended to increase the Maximum Advance Amount to $3,000,000 and to extend its maturity date to June 30, 2017, or such later date as Trinad Capital may agree to in writing. For extending the maturity date of the note, the Issuer issued to Trinad Capital 4-year warrants to purchase 735,923 shares of Common Stock, with an exercise price of $0.015 per share. These warrants were subsequently fully exercised at an exercise price of $0.015 per share, resulting in the issuance 735,923 shares of Common Stock to Trinad Capital. As of September 30, 2017, $0 was outstanding under the Second Senior Note.

On February 21, 2017, the Issuer issued a 6% unsecured note payable to Trinad Capital to convert aggregate principal and interest of $3,581,077 under the First and Second Senior Notes with Trinad Capital. This note is due March 31, 2018. As a result of the consummation of the Public Offering, Trinad Capital has the right to convert all outstanding note principal and interest into shares of the Issuer’s common stock at a price of $3.00 per share. In addition, Trinad Capital received an aggregate of 596,846 warrants to purchase shares of the Company’s common stock at an exercise price of $0.03 per share. At September 30, 2017, the balance due of $3,711,173 includes $130,096 of accrued interest outstanding under the note.

On October 27, 2017, the Issuer issued 6% unsecured convertible notes payable to Trinad Capital for a total principal amount of $625,000. These notes will be due September 30, 2018. Before their maturity, Trinad Capital in its sole discretion has the option to convert all outstanding principal and interest into our common stock at a conversion price per share based upon our current valuation, as determined by the board of directors. As a result of the consummation of the Public Offering, Trinad Capital has the right to convert all outstanding note principal and interest into shares of Common Stock at a price of $3.00 per share. In addition, Trinad Capital received 325,000 warrants to purchase shares of the Common Stock at an exercise price of $0.01 per share. The warrants were exercised as of November 16, 2017.

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On December 5, 2017 and December 7, 2017, the Issuer issued 6% unsecured convertible notes payable to Trinad Capital for a total principal amount of $200,000. These notes will be due December 31, 2018. Before their maturity, Trinad Capital in its sole discretion has the option to convert all outstanding principal and interest into our common stock at a conversion price per share based upon our current valuation, as determined by the board of directors. As a result of the consummation of the Public Offering, Trinad Capital has the right to convert all outstanding note principal and interest into shares of Common Stock at a price of $3.00 per share. In addition, Trinad Capital received 100,000 warrants to purchase shares of Common Stock at an exercise price of $0.01 per share. The warrants were exercised as of December 13, 2017.

Stock Options Grant

In September 7, 2017 (the “Grant Date”), the Issuer entered into an Employment Agreement with Mr. Ellin (the “Employment Agreement”), pursuant to which the Issuer granted Mr. Ellin stock options to purchase an aggregate of 1,166,667 shares of Common Stock at an exercise price of $4.00. The stock options consist of (i) 666,667 options (the “Service Options”) which vest in one-twelfth increments every three months from the Grant Date over a period of three years, unless vested sooner in accordance with the Employment Agreement, with each portion of the Service Options becoming exercisable one year after the date such portion shall vest, unless such portion becomes exercisable sooner in accordance with the Employment Agreement; and (ii) 500,000 options (the “Performance Options”) which 100% vest if prior to the third anniversary of the Grant Date the shares of Common Stock shall have traded at a price of $30.00 per share or more for a period of 90 consecutive trading days during which an average of at least 166,667 shares traded per day, unless vested sooner in accordance with the Employment Agreement. The Performance Options shall become exercisable one year after the vesting date, unless become exercisable sooner in accordance with the Employment Agreement.

Public Offering

Trinad Capital purchased 700,000 shares of Common Stock in the Public Offering at the offering price of $4.00 per share.

Item 7.	Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D:

Exhibit A: Joint Filing Agreement (filed herewith).

Exhibit B: Securities Purchase Agreement, dated as of September 9, 2011, by and between Trinad Capital Master Fund, Ltd. and Alex Kuznetsov (incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the SEC on September 15, 2011, Exhibit 10.1).

Exhibit C: Merger Agreement, dated as of April 18, 2014, by and among the Issuer, Loton Acquisition Sub I, Inc. and KoKo (Camden) Holdings (US), Inc. (incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the SEC on April 30, 2014, Exhibit 2.1).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 3, 2018	/s/ Robert S. Ellin
Robert S. Ellin

JJAT Corp.

January 3, 2018	By:	/s/ Robert S. Ellin
Name: Robert S. Ellin Title: Principal

Trinad Capital Master Fund, Ltd.

By: Trinad Capital Management, LLC, the Managing Director of Trinad Capital Master Fund Ltd.

January 3, 2018	By:	/s/ Robert S. Ellin
Name: Robert S. Ellin Title: Managing Member

Trinad Capital Management, LLC

January 3, 2018	By:	/s/ Robert S. Ellin
Name: Robert S. Ellin Title: Managing Member

Robert Ellin Profit Sharing Plan

January 3, 2018	By:	/s/ Robert S. Ellin
Name: Robert S. Ellin Title: Trustee

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Exhibit A
Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”), by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

January 3, 2018	/s/ Robert S. Ellin
Robert S. Ellin

JJAT Corp.

January 3, 2018	By:	/s/ Robert S. Ellin
Name: Robert S. Ellin Title: Principal

Trinad Capital Master Fund, Ltd.

By: Trinad Capital Management, LLC, the Managing Director of Trinad Capital Master Fund Ltd.

January 3, 2018	By:	/s/ Robert S. Ellin
Name: Robert S. Ellin Title: Managing Member

Trinad Capital Management, LLC

January 3, 2018	By:	/s/ Robert S. Ellin
Name: Robert S. Ellin Title: Managing Member

Robert Ellin Profit Sharing Plan

January 3, 2018	By:	/s/ Robert S. Ellin
Name: Robert S. Ellin Title: Trustee